820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

24E

Heerlen (NL), 23 April 2009

DSM provides 2008 comparative figures

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today provides the investment community with comparative quarterly figures for 2008.

These comparative figures reflect the reclassification of DSM Special Products from discontinued operations to continuing operations. DSM Special Products is now part of the Base Chemicals & Materials cluster. Separately, to further increase transparency, DSM now also provides a more detailed break-down of the results of Other Activities.

The comparative figures for 2008 can be found in the annex to this press release and can also be downloaded from the Investors section on the DSM corporate website, www.dsm.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

[redacted]

Forward-looking statements
This press release may contain forward-looking statements with respect to DSM's future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.

(€ million)	Quarters 2008 Q1	Q2	Q3	Q4	Year 2008
Base Chemicals and Materials					
Net sales third parties	431	463	486	353	1,733
EBITDA	67	85	124	66	342
EBIT	49	65	102	44	260
Other activities					
Net sales third parties	125	117	122	129	493
EBITDA	-9	-11	-21	12	-29
EBIT	-19	-23	-42	-3	-87
of which:					
- Defined Benefit Plans	-1	0	-1	-1	-3
- Innovation Center	-13	-13	-16	-17	-59
- Other	-5	-10	-25	15	-25

Explanation EBIT specification within "Other activities":
- Defined Benefit Plans: IFRS costs (non cash) of the Defined Benefit Plans.
- Innovation Center: Results of the innovation activities such as Emerging Business Areas, New Business Development Performance Materials, Venturing and other DSM innovation projects.
- Other: Results of the activities such as Noordgastransport, service units and DSM Insurances, and costs for corporate staffs, other corporate activities and share based payments